Exhibit 99.1

Share Repurchase Update

During the 12 months ended December 31, 2023, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 897.9 million ordinary shares (equivalent of 112.2 million ADSs) for a total of US$9.5 billion, including the purchase of 292.7 million ordinary shares (equivalent of 36.6 million ADSs) for a total of US$2.9 billion during the quarter ended December 31, 2023. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program.

As of December 31, 2023, we had 20.0 billion ordinary shares (equivalent of 2.5 billion ADSs) outstanding, compared to 20.7 billion ordinary shares (equivalent of 2.6 billion ADSs) from December 31, 2022. Our share repurchase program resulted in a net reduction of 3.3% in our outstanding shares in the last 12 months after accounting for shares issued under our ESOP.

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2025, was US$11.7 billion as of December 31, 2023. Going forward, we will provide updates on our share repurchase immediately after the end of each quarter.

January 2, 2024

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